Exhibit 2.7

FORM OF TRADEMARK LICENSE AGREEMENT

THIS TRADEMARK LICENSE AGREEMENT (this “Agreement”), made and entered into as of this             day of             2016 (the “Effective Date”), by and between ALCOA USA CORP. a corporation organized under the laws of Delaware (“Licensor”) and ARCONIC INC., a corporation organized under the laws of Pennsylvania (“Licensee”).

WHEREAS, Licensor owns all right, title, and interest to the trademarks “ALCOA” and and certain other trademarks identified and set forth in Schedule 1 annexed hereto and made a part hereof (collectively, the “Licensed Marks”);

WHEREAS, Licensor, Licensee, and Licensee’s Spectrochemical Standards, Wheels and other businesses formerly operated as, or as businesses of, Alcoa Inc.;

WHEREAS, Licensor and Licensee are now two, separate, publically traded companies;

WHEREAS, Alcoa Upstream Corporation, the parent of Licensor, and Alcoa Inc. entered into a Separation and Distribution Agreement having an effective date of [                    ] (“Separation and Distribution Agreement”); unless specifically defined in this Agreement, any capitalized term in this Agreement shall have the meaning set forth in the Separation and Distribution Agreement.

WHEREAS, Licensee’s Spectrochemical Standards business continues to sell, and offer for sale spectrochemical standards in existence and bearing the Licensed Marks as of the Effective Date (“Spectrochemical Standards Products”) (the license terms of which are set forth in Schedule 2);

WHEREAS, Licensee’s wheels and related businesses continue to manufacture, sell, and offer for sale Wheel Products as defined in Schedule 4 (“Wheel Products”), and other products (“Downstream Products”) as set forth in Schedule 3;

Spectrochemical Standards Products, Wheel Products, and Downstream Products are collectively referred to herein as “Licensed Products”;

WHEREAS, Licensee wishes to obtain from Licensor, subject to the terms and conditions set forth in this Agreement, the right and license to use, have used, manufacture, have manufactured, sell, have sold, advertise, have advertised, import, have imported, export, have exported, offer for sale, and have offered for sale the Licensed Products using the Licensed Marks (the “Licensed Purpose”);

WHEREAS, Licensor is willing to grant such rights, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1. GRANT AND SCOPE OF LICENSE.

1.1 Grant of License. Licensor hereby grants to Licensee the limited licenses to use and have used the Licensed Marks: (i) for the Licensed Products as set forth on Schedules 2 through 4; and (ii) as set forth on Schedule 5, concerning agreements entered into by Alcoa Inc. prior to the Effective Date (“Existing Agreements”) for a transitional period set forth in Schedule 5. For the avoidance of doubt, Licensor also grants to Licensee and its subsidiaries and affiliates a non-exclusive, worldwide royalty-free license for continued use of the Licensed Marks for the production and sale of inventory containing the Licensed Marks applied to such products during the [            ] period following the Effective Time as set forth in section 8.2 of the Separation and Distribution Agreement. Such license is separate and apart from the licenses granted herein. Licensee will not, however, use the Licensed Marks except: (i) in connection with those products identified in Schedules 2 and 4; and (ii) and for the production and sale of inventory as provided in this Section 1.1 and in Section 8.2 of the Separation and Distribution Agreement.

1.2 Goodwill. Licensee expressly recognizes and acknowledges that its use of the Licensed Marks shall inure solely to the benefit of Licensor, and shall not confer on Licensee any ownership rights to the Licensed Marks. Licensee agrees and covenants that it shall not challenge, contest, or take any actions inconsistent with Licensor’s exclusive rights of ownership of the Licensed Marks.

1.3 Trademark Notices. All print and electronic displays of the Licensed Marks by Licensee shall include at Licensor’s option, a notice to the effect that the Licensed Marks is owned by Licensor and used by Licensee under license from Licensor.

1.4 Licensee Cooperation. Licensee agrees to reasonably cooperate with Licensor in achieving registration of the Licensed Marks worldwide, and in maintaining and protecting existing registrations therefor at Licensor’s sole expense. Licensee shall execute any and all documents which Licensor may reasonably request in support of such registrations, and, at Licensor’s request, Licensee shall provide use evidence, testimony, and documentation that may be required in any ex parte or inter partes administrative proceedings and prosecutions, maintenance and renewals involving registrations of the Licensed Marks, at Licensee’s sole expense.

1.5 Quality Control, Licensor Approvals. Licensor as owner of the Licensed Marks shall have the right at all times to control and approve the nature and quality of the Licensed Products, and to inspect Licensee’s business operations upon reasonable prior notice for the purpose of ensuring that a high level of quality of the Licensed Products is being maintained by Licensee. At Licensor’s reasonable request during each calendar year, Licensee shall submit samples to Licensor, at no cost to Licensor, and shall not materially depart therefrom without Licensor’s prior express written consent. The Licensed Products, as well as all promotional, packaging and advertising material relative thereto, shall include all appropriate legal notices as required by Licensor. No more frequently than once per year, a third party auditor chosen by Licensor and approved by Licensee, such approval not to be unreasonably withheld, shall be entitled at any time on reasonable notice to the Licensee to enter, during regular business hours, any premises used by the Licensee or its manufacturers for the manufacture, packaging or storage of the Licensed Products, to inspect such premises, all plant, workforce and machinery used for manufacture, packaging or storage of Licensed Products and all other aspects of the manufacture, packaging and storage of Licensed Products (“Access Rights”). Prior to exercising such Access Rights, the third party auditor shall enter into a nondisclosure agreement with Licensee that, among other terms deemed acceptable by Licensee and such third party auditor, shall: (a) limit the content of any report made by the third party auditor to Licensor to a description of the manner in which, and the conditions under which, the Licensed Marks is used by Licensee or its manufacturers; and (b) prevent the disclosure of any of Licensee’s trade secrets and/or Confidential Information. To the extent reasonably practicable, all Licensed Products shall include notices on labeling and packaging for the Licensed Products stating that the Licensed Marks is owned by Licensor and used by Licensee under license from Licensor. The Licensed Products shall be of a quality commensurate with previous production or the samples approved by Licensor. If the quality of a class of the Licensed Products falls below such standards, Licensee shall use commercially reasonable efforts to restore such quality. In the event that Licensee has not taken appropriate steps to restore such quality within one-hundred twenty (120) days after notification by Licensor, Licensor shall have the right to terminate this Agreement.

1.6 Compliance with Trademark Usage Guidelines. Licensee agrees to comply with Licensor’s trademark usage guidelines and any other policies and requirements applicable to the Licensed Marks.

2. ENFORCEMENT OF INTELLECTUAL PROPERTY.

2.1 Third Party Infringement. In the event that Licensee becomes aware that any third party is infringing the Licensed Marks, Licensee shall promptly notify Licensor and provide pertinent details. Licensor shall have the right in its sole discretion to bring a legal action for infringement against the third party, together with the right to enforce and collect any judgment thereon. If Licensor elects to exercise such right, Licensee shall, at Licensor’s request, provide reasonable assistance to Licensor, at the sole expense of Licensor. In the event that Licensor declines to bring a legal action for infringement against a third party identified by Licensee, Licensee shall have the right to bring a legal action for infringement against the third party upon receiving the prior written approval of Licensor, such approval not to be unreasonably withheld.

3.	INDEMNIFICATION.

3.1 Licensee shall defend, indemnify and hold harmless Licensor and its officers, directors, employees, agents, corporate subsidiaries, parents, and affiliates (“Licensor Indemnitees”) from and against any and all demands, claims, actions or causes of action, assessments, deficiencies, damages, losses, liabilities and expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses), incurred in conjunction with or arising out of or relating to any third-party claim concerning the Licensed Products and any acts or omissions of Licensee, including without limitation Licensee’s performance of its obligations under this Agreement. The Licensor Indemnitees agree to cooperate with Licensee, at Licensee’s expense, to provide copies of any documents or materials reasonably requested by Licensee in support of its defense of the Licensor Indemnitees.

4.	TERM AND TERMINATION.

4.1 Term. The Term of this Agreement will commence on the Effective Date and shall continue for the time periods set forth in Schedules 2 through 4 and Schedule 5 unless sooner terminated in accordance with the terms of this Agreement.

4.2 Termination for Breach. Licensor and Licensee will be entitled to terminate this Agreement by written notice to the other party in the event the other party is in material breach of any of its obligations hereunder and shall fail to remedy any such default within one hundred twenty (120) days after notice thereof by the non-breaching party.

4.3 Termination Upon Bankruptcy. Either party may terminate this Agreement by written notice to the other in the event of: (a) the other party’s making assignment for the benefit of its creditors or filing a voluntary petition under any bankruptcy or insolvency law, under the reorganization or arrangement provisions of the United States Bankruptcy Code, or under the provisions of any law of like import; or (b) the filing of an involuntary petition against the other party under any bankruptcy or insolvency law, under the reorganization or arrangement provisions of the United States Bankruptcy Code, or under any law of like import; or (c) the appointment of a trustee or receiver for the party or its property.

4.4 Survival of Obligations; Return of Confidential Information. Notwithstanding any expiration or termination of this Agreement, Sections 1.4, 3.1, 4.4, 5.1, 5.2, and 6.1 through 6.10 shall survive and continue to be enforceable as set forth herein. Upon any expiration or termination of this Agreement, Licensee shall promptly return to Licensor, or at Licensor’s direction, destroy all confidential information and all copies thereof in Licensee’s possession.

5.	REPRESENTATIONS AND WARRANTIES.

5.1 Licensor represents and warrants to Licensee that Licensor’s performance of its obligations under this Agreement is not in conflict with, and will not result in a breach of or constitute a default under, any other contract, instrument, rule of law or order of any court or governmental agency to which Licensor is a party or by which Licensor is bound.

5.2 Licensee represents and warrants to Licensor that Licensee’s performance of its obligations under this Agreement are not in conflict with, and will not result in a breach of or constitute a default under, any other contract, instrument, rule of law or order of any court or governmental agency to which Licensee is a party or by which Licensee is bound.

6.	MISCELLANEOUS.

6.1 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to its conflicts of law principles.

6.2 Waiver. The waiver by any party of a breach or a default of any provision of this Agreement by any other party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of a party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such party.

6.3 Waiver of Jury Trial. To the fullest extent permitted by applicable law each party hereby irrevocably waives all right of trial by jury in any action, proceeding, claim, or counterclaim arising out of or in connection with this Agreement or any matter arising hereunder.

6.4 No Agency. Nothing herein shall be deemed to constitute Licensor, on the one hand, or Licensee, on the other hand, as the agent or representative of the other, or as joint venturers or partners for any purpose. Neither Licensor, on the one hand, nor Licensee, on the other hand, shall be responsible for the acts or omissions of the other. No party will have authority to speak for, represent or obligate the other party in any way without prior written authority from such other party.

6.5 Entire Agreement. This Agreement and the Separation and Distribution Agreement together contain the full understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings and writings relating thereto. No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the parties.

6.6 Headings. The headings contained in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement.

6.7 Notices. All notices required or permitted hereunder will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile transmission if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the party to be notified at the address as set forth below or at such other address as such party may designate by written notice to the other parties hereto. Notices shall be provided to the addresses set forth below:

If to Licensor:	If to Licensee:

Arconic Inc. 201 Isabella Street	Alcoa USA Corp. 201 Isabella Street
Pittsburgh, PA 15212	Pittsburgh, PA 15212
Attn.: General Counsel	Attn.: General Counsel

6.8 Severability. In the event that any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of any relevant jurisdiction, the validity of the remaining provisions shall not be affected and the invalid provision shall be severed herefrom.

6.9 Assignment. This Agreement may not be assigned or otherwise transferred by Licensee in any manner without the prior written consent of Licensor in its sole discretion, including without limitation by operation of law, a change of control, merger, acquisition, or otherwise. Licensor may freely assign any or all of its rights or obligations under this Agreement. Subject to the foregoing, this Agreement will inure to the benefit of and will be binding on the parties hereto and their respective permitted assigns.

6.10 Counterparts; Images Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of such together shall constitute one and the same instrument. Scanned PDF copies of signatures and facsimile copies of signatures may be deemed original signatures.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective authorized officers as of the Effective Date.

ALCOA USA CORP.

By
Name:
Title:

ARCONIC INC.

By
Name:
Title:

SCHEDULE 1:

LICENSED MARKS

ALCOA

[See spreadsheet for registration particulars]

SCHEDULE 2

SPECTROCHEMICAL STANDARDS PRODUCTS

The license granted to use the Licensed Marks in conjunction with the sale of inventory of Spectrochemical Standards Products existing as of the Effective Date and is exclusive, worldwide, and royalty-free and includes no right to sublicense.

The term of the license granted for Spectrochemical Standards Products is five (5) years from the Effective Date, subject to Licensee’s right to one additional renewal term of five (5) years, exercisable upon written notice by Licensee.

For the avoidance of doubt, the license granted herein shall not include any right for Licensee to use any corporate name, fictitious name, or other corporate identifier that includes or comprises the Licensed Marks. Nothing herein shall be construed as prohibiting Licensee from making factually accurate statements concerning its contractual relationship with Licensor, provided that the wording of such statements shall be subject to Licensor’s prior written approval, such approval not to be unreasonably withheld.

SCHEDULE 3

DOWNSTREAM PRODUCTS

“Downstream Products” shall mean all product types sold by the Parent Group in connection with the Parent Business (as those terms are defined in the Separation and Distribution Agreement) before the Effective Date.

The license granted to use and have used the Licensed Marks with respect to, and in conjunction with the manufacture, offer for sale, sale, importation, and exportation of, Downstream Products is exclusive, worldwide, and royalty-free and includes the right to sublicense to Licensee’s subsidiaries and affiliates in order to protect against the use of the Licensed Marks by third parties, by Licensor, or by acquirers of Licensor or the Licensed Marks in competition with Licensee.

The term of the license granted for Downstream Products is twenty (20) years from the Effective Date.

Licensor will not itself use, nor permit or license others to use, the Licensed Marks or similar names or trademarks for products sold in competition with Licensee’s Downstream Products, except in connection with MRC Products and Warrick Products as defined below.

The license granted herein shall not include any right for Licensee to use any corporate name, fictitious name, or other corporate identifier that includes or comprises the Licensed Marks. Nothing herein shall be construed as prohibiting Licensee from making factually accurate statements concerning its contractual relationship with Licensor, provided that the wording of such statements shall be subject to Licensor’s prior written approval, such approval not to be unreasonably withheld.

“MRC Products” means can body stock, can end and tab stock, and hot-rolled strip for finishing into automotive sheet on adjacent Ma’aden and Licensor owned automotive assets.

“Warrick Products” means can body stock (narrow width), can end and tab stock, can bottle stock, food can stock, industrial sheet, lithographic sheet, and any other rolled aluminum products with the exceptions of (1) Automotive Sheet; and (2) hot strip for supply and further production into Automotive Sheet; and (3) brazing sheet; and (4) 5182 alloy Industrial/CT sheet products above .025 gauge; and (5) 1xxx, 3003 and 5052 alloys Industrial/CT sheet products above ..050 gauge, with the exception off 1xxx, 3003 and 5052 alloys Industrial/CT sheet products in 0-temper, which has no restriction, or intermediate products intended to be used to produce these products.

SCHEDULE 4

WHEEL PRODUCTS

“Wheel Products” means wheels, hubs, related accessories, and fifth wheel products for commercial transportation.

The license to use and have used the Licensed Marks with respect to, and in conjunction with the manufacture, offer for sale, sale, importation, and exportation of, Wheel Products is an exclusive, worldwide, royalty-free right and license, including the right to sublicense.

The Term of the license for Wheel Products shall be twenty-five (25) years from the Effective Date, subject to Licensee’s right to renew for subsequent terms of twenty-five (25) years each, with renewal being conditioned upon Licensee’s wheels business making continued investment in the Alcoa brand in the amount of a minimum average percentage of one-half percent ( 1⁄2%) of Wheel Products business total revenue spent on marketing/sales related to the brand, for the five (5) years prior to each renewal. Marketing and sales expense includes all spending on advertising, trade shows, product displays, signage, customer event support, sales tools (e.g., wheel slice samples), sponsorships, memberships (e.g., American Trucking Associations, National Trailer Dealers Association), sales literature, apparel, promotional items (pens, flash-lights, key-chains, etc.) and sales/marketing labor and travel and entertainment costs. This includes spending on all traditional and social media, hard copy, electronic and virtual (e.g., websites). Licensor’s third party auditor shall have Access Rights under Section 1.5 to confirm the calculation of marketing/sales spending related to the brand.

If Licensee ceases use of the Licensed Marks for Wheel Products, or if a business using the Licensed Marks for Wheel Products is sold to a third party detrimental to Licensor (such as a direct competitor of Licensor), the right to use the Licensed Marks for such divested business will terminate fifteen (15) years after cessation of use or sale of the business, unless an extension is mutually agreed between Licensor and Licensee or the acquiring party. Licensee will retain the license for the Licensed Marks for its non-divested businesses that continue to use the Licensed Marks.

If Licensee’s business that makes fifth wheel products is not under joint control or ownership with the business that makes other Wheel Products, the license with respect to use of the Licensed Marks on fifth wheel products shall be extinguished, unless mutually agreed between Licensor and Licensee.

If Licensor abandons the Alcoa name or the Licensed Marks, the license will immediately become perpetual or ownership of the rights will immediately transfer to Licensee for use in connection with its Wheel Products.

The license granted with respect to Wheel Products shall include the right: (i) to advertise and sell Wheel Products on the website identified by the domain name alcoawheels.com; (ii) to continue using ALCOA WHEELS branding on Wheel Products consistent with past uses of the Licensed Marks by Licensor, including without limitation via the advertising and sale of existing inventory of Wheel Products without the need to affix new labeling to such existing inventory of Wheel Products.

The license granted herein shall not include any right for Licensee, nor any sublicensee, to use any corporate name, fictitious name, or other corporate identifier that includes or comprises the Licensed Marks. Nothing herein shall be construed as prohibiting Licensee from making factually accurate statements concerning its contractual relationship with Licensor, provided that the wording of such statements shall be subject to Licensor’s prior written approval, such approval not to be unreasonably withheld.

SCHEDULE 5:

EXISTING TRADEMARK LICENSES

Licensor licenses Licensee rights under the Licensed Marks for the sole purposes of sublicensing any third party which currently is licensed to use the Licensed Marks in connection with any Licensee related business. The term of this license will be one (1) year.